Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 7, 2018

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Fox Corporation

(Exact name of Registrant as specified in its charter)

Delaware	83-1825597
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification number)

c/o Fox Corporation 1211 Avenue of the Americas New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(212) 852-7000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Class A Common Stock, par value $0.01 per share	The Nasdaq Global Select Market
Class B Common Stock, par value $0.01 per share	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. Section 200.83

Fox Corporation

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF

FORM 10

Cross-Reference Sheet Between Information Statement and Items of Form 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “Information Statement”). None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.	Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained under the section of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Management—Compensation Committee,” “Executive Compensation” and “Compensation of Directors.” Those sections are incorporated herein by reference.

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Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. Section 200.83

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “The Transactions,” “Dividend Policy,” “Capitalization” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “The Transactions—Incurrence of FOX Indebtedness and Payment of Dividend” and “Description of Our Capital Stock—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “The Transactions,” “Dividend Policy” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock—Limitation of Liability for Officers and Directors and Insurance.” That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” (and the financial statements referenced therein). That section is incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” (and the financial statements referenced therein). That section is incorporated herein by reference.

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Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2018, by among Twenty-First Century Fox, Inc., The Walt Disney Company, TWDC Holdco 613 Corp., WDC Merger Enterprises I, Inc. and WDC Merger Enterprises II, Inc.†

2.2	Amended and Restated Distribution Agreement and Plan of Merger, dated as of June 20, 2018, by and between Twenty-First Century Fox, Inc. and 21CF Distribution Merger Sub, Inc.†

2.3	Form of Separation Agreement, by and between Twenty-First Century Fox, Inc. and Fox Corporation**

2.4	Form of Tax Matters Agreement, by and between The Walt Disney Company, Twenty-First Century Fox, Inc. and Fox Corporation**

3.1	Form of Certificate of Incorporation of Fox Corporation**

3.2	Form of Bylaws of Fox Corporation**

21.1	Subsidiaries of Fox Corporation**

99.1	Information Statement of Fox Corporation, preliminary and subject to completion*

99.2	Pertinent pages from Twenty-First Century Fox, Inc.’s Proxy Statement, dated September 28, 2018†

99.3	Form of Notice of Internet Availability of Information Statement Materials**

*	Filed herewith.
**	To be filed by amendment.
†	Previously filed.

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Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Fox Corporation

By:	/s/ John P. Nallen
Name: John P. Nallen
Title: Chief Operating Officer

Date: December 7, 2018

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